UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 4, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD
ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement
3.66.

The transactions were pursuant to a sign-on award. In terms of the award, the prescribed officer will receive
AngloGold Ashanti shares to the value of US$2,000,000. US$900,000 of the award vested on 1 March 2022, and US$700,000 and US$400,000 will each vest on 1 March 2023 and 1 March 2024, respectively.

The number of shares allocated has been calculated using the five-day volume weighted average price of the JSE AngloGold Ashanti share price as well as the five-day USD/ZAR exchange rate prior to 9 November
2021.
Vesting date
Value of Shares
(USD)
Value of Shares
(ZAR)
(1)
Number of AGA shares
(2)
1 March 2022 900,000 13,720,500 48,309
1 March 2023 700,000 10,671,500 37,574
1 March 2024 400,000 6,098,000 21,470
TOTAL
2,000,000
30,490,000
107,353
(1)
Exchange rate five-day USD/ZAR exchange rate prior to 9 November 2021: 1 USD: 15.245 ZAR
(2)
JSE five-day VWAP prior to 9 November 2021: 284.01

The Company has awarded the first tranche of the sign-on bonus to the prescribed officer as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:
Name of prescribed officer Marcelo Godoy
Name of company AngloGold Ashanti Limited
Nature of transaction Off market award of the first tranche of the sign-on bonus
Class of security Ordinary shares
Date of transaction 1 March 2022
Number of shares purchased and awarded 48,309
Price per share R375.1001
Value of transaction (excluding brokerage
and other fees)
R18,120,710.73
Nature and extent of interest Direct beneficial
Prior clearance to deal Obtained

Related taxes have been paid by the prescribed officer by selling a portion of the shares allocated to the prescribed officer by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS
Name of prescribed officer Marcelo Godoy
Name of company AngloGold Ashanti Limited
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred with the sign-on awards
Class of security Ordinary shares
Date of transaction 2 March 2022
Number of shares sold 15,666
Price per share R371.25
Value of transaction (excluding brokerage
and other fees)
R5,816,002.50
Nature and extent of interest Direct beneficial
Prior clearance to deal Obtained

ENDS

4 March 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

Media
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General
inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2022
AngloGold Ashanti Limited
By: /s/ LM GOLIATH________
Name: LM Goliath
Title: Company Secretary